UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED

MANAGEMENT INVESTMENT COMPANY

INVESTMENT COMPANY ACT FILE NUMBER 811-07659

SEPARATE ACCOUNT NO. 49

OF

AXA EQUITABLE LIFE INSURANCE COMPANY

(EXACT NAME OF REGISTRANT)

c/o AXA EQUITABLE LIFE INSURANCE COMPANY

1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104

(PRINCIPAL EXECUTIVE OFFICES)

TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 554-1234

DODIE KENT

VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL

AXA EQUITABLE LIFE INSURANCE COMPANY

1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104

(NAME AND ADDRESS OF AGENT FOR SERVICE)

PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

CHRISTOPHER E. PALMER, ESQ.

GOODWIN PROCTER LLP

901 NEW YORK AVENUE, N.W.

WASHINGTON, D.C. 20001

November 1, 2013

[Mr.] [S.] [Jones]

[123 Main Street]

[Apt. 1]

[Anytown], [NY] [12345]

This offer expires on [Month XX, 20XX]

Contract Number: [#########]

Offer: Immediate access to more annuity account

value with no withdrawal charges1

when you cancel certain guaranteed benefits

Dear [Mr. Jones],

When you purchased your Accumulator variable annuity contract, you chose certain guaranteed benefits based on your financial goals at that time. But since then, your circumstances and financial priorities may have changed, and you might be interested in an offer we’re currently making.

We’re offering to increase your annuity account value and temporarily waive all withdrawal charges.1 In exchange, you would agree to cancel your guaranteed withdrawal benefit for life (GWBL) and your applicable guaranteed minimum death benefit (GMDB)2, which is either a standard death benefit or an enhanced death benefit for which you pay an explicit fee.

Before you make any decisions about the offer, review complete details in the enclosed prospectus supplement and the attached Offer Summary Comparison. This information can help you decide whether accepting the offer is right for you – whether, for example, immediate access to more value in your account is now more important to you than your guaranteed benefits.

Here are some details to consider as you evaluate the offer:

All figures are as of [mm/dd/yyyy].	Amount
Offer Amount Estimated increase to your annuity account value	[$ AMT]
Annuity Account Value + Offer Amount Free withdrawal amount [1]	[$ AMT]

Your offer amount fluctuates daily but is never less than the greater of: (1) approximately [Reserve %] of the calculated actuarial value of the GWBL and GMDB reserve; or (2) [charges multiplier] the GWBL and GMDB annual charges based on the current benefit base.

The GWBL and GMDB are valuable features of your contract, and you should carefully weigh the pros and cons of giving up these guaranteed benefits. Once you accept our offer, you cannot reinstate them. Also, you need to take income taxes, your retirement income needs and your general financial situation into account. We encourage you to seek the guidance of legal, financial and tax professionals.

Review the enclosed prospectus supplement carefully to evaluate this offer, and visit the offer website at www.axa-equitable.com/GWBL.

If you wish to accept our offer, complete the attached Acceptance Form and return it in the envelope provided, or fax it to 816-701-4960. You can also log on to your account at www.axa equitable.com and click on “Guaranteed Benefit Offer Acceptance.” We must receive your properly completed form by [DATE].

If you do not wish to accept our offer, you don’t have to do anything at all.

To review this offer, contact your financial professional, [NAME OF ORIGINATING ADVISOR/FIRM], at [CONTACT], or call us directly at 866-638-0550.

Sincerely,

Todd Solash Managing Director AXA Equitable, Retirement Savings AXA Equitable Life Insurance Company Retirement Service Solution 500 Plaza Drive, 6TH Floor, Secaucus, NJ 07094

[1]  Withdrawals made no later than 30 days after the offer acceptance deadline. The offer amount will change each business day. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59 1⁄2 may be subject to an additional 10% federal income tax penalty.

[2] See your contract for further GWBL and GMDB details.

GE-87373 (11/13) 1 [X-X-X-X]	BL

All figures are as of [DATE] (unless otherwise indicated)	Keep Your Guaranteed Benefits	Accept the Offer and Cancel Your Guaranteed Benefits
Offer Amount Estimated increase to your current annuity account value	None	[$AMT]
Annuity Account Value	[$AMT]	[$AMT]
Withdrawal Charges (CWC)	[$AMT][3]	Limited Waiver[4]
Cash Surrender Value	[$AMT]	[$AMT][4]
Monthly Guaranteed Withdrawal Benefit for Life (GWBL) Payout	[$AMT] If exercised on [mm/dd/yy]	None
Guaranteed Withdrawal Benefit for Life Applicable Percentage	[%]	None
Guaranteed Withdrawal Benefit for Life (Benefit Base)	[$AMT]	None
Guaranteed Minimum Death Benefit (Benefit Base)	[$AMT]	None
Death Benefit (Benefit Base)	[$AMT]	None
Current Death Benefit	[$AMT]	[$AMT] (not guaranteed)
Last Annual Charge You Paid for Your Guaranteed Benefits On [DATE]	[$AMT]	N/A

[3]	Assumes a full surrender of your variable annuity contract.
[4]	Withdrawal charges are waived if withdrawals are no later than 30 days after the offer acceptance deadline.

To accept this offer, log on to www.axa-equitable.com and click on “Guaranteed Benefit Offer Acceptance,”

or detach here and return the completed form in the enclosed envelope or fax this form to 816-701-4960.

Acceptance Form	Fax: 816-701-4960

[Mr. S. Jones],
Contract Number [#########]	☐ Yes. I received advice from the financial
This form must be received by [Month XX, 2013]	professional named on my Account Statement.

By signing below I acknowledge and understand:

•	I accept the offer to cancel my guaranteed withdrawal benefit for life (GWBL) and my guaranteed minimum death benefit (GMDB), and increase my annuity account value.
•	The death benefit under my contract will be the annuity account value with no guaranteed minimum.
•	The explicit annual charges for the GWBL and GMDB will no longer be deducted from my contract, and past charges will not be refunded.
•	I cannot revoke my acceptance of this offer once my acceptance is processed.
•	The exact amount of the increase to my annuity account value fluctuates daily and will be based on the date this properly completed form is received by your processing office.
•	I can obtain a quote of the exact amount by logging on to www.axa-equitable.com or by calling 866-638-0550. You will increase my annuity account value by that amount when I submit this properly completed form before 4:00 PM ET on the same day, or the next business day, if there are other policy transactions on the same day, except if the only other financial transaction is a full surrender or partial withdrawal. Neither of these transactions will result in any delay of the increase to my annuity account value; however, any partial withdrawal request will be processed on the next business date.
•	I have received and read the Prospectus Supplement for this offer.

Primary Contract Owner/Authorized Signer	Date	Joint Contract Owner/Authorized Signer	Date

.
Contract Owner Phone Number

1

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York NY and are co-distributed by AXA Advisors LLC and AXA Distributors, LLC. AXA Equitable, AXA Distributors, AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment prior to age 59 1⁄2 may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims-paying ability of the issuing company.

then / now

A new offer available with your annuity

AXA EQUITABLE

redefining / standards®

A new choice for your variable annuity

could help address today’s financial needs.

When you purchased your Accumulator variable annuity, your financial goals led you to choose the guaranteed withdrawal benefit for life (GWBL), and possibly the guaranteed minimum death benefit (GMDB) which is either a standard death benefit1 or an enhanced death benefit.

That was then. This is now.

Times have changed – have your priorities changed?

Today, your financial circumstances may be different. Perhaps your retirement income needs are now covered by other sources and you want to pursue another way to build wealth or maybe you’d prefer additional money now to pay for immediate needs, which may include living expenses, college tuition, health care, a retirement home, a business expansion, or a significant gift.

For those whose financial circumstances have changed, AXA Equitable is offering a new opportunity – an increase in your account value in return for your agreement to cancel your GWBL, and GMDB.2 If you decide to accept the offer, you may choose to withdraw up to the full amount (your annuity account value plus the offer amount) – without paying withdrawal charges.3 It is important to note that withdrawals from your annuity contract are subject to income tax, and if taken before age 59 1⁄2 may be subject to tax penalties.

Alternatively, you may choose to leave all or part of the money in your contract. If suitable, you may also consider exchanging your contract for another annuity issued by an insurance company of your choice.

If your financial circumstances have not changed and you decide not to accept our offer, you do not need to respond to our mailing or take any further action.

[1]	The standard death benefit is a return of premiums adjusted for withdrawals.
[2]	If you accept this offer and your contract is currently subject to a withdrawal charge, a withdrawal charge will not apply to any withdrawals or exchange made no later than 30 days after the expiration date shown in the offer letter.
[3]	Past GWBL and GMDB charges will not be refunded. If you keep your contract, other charges will remain unchanged even if they reflect a portion of the costs of the terminated benefits.

To help you deal with changed circumstances and goals, we’re offering you a new opportunity.

Your guaranteed benefits now

The GWBL and GMDB are valuable features of your contract and you should not give them up without careful consideration – particularly because you may need them in the future and you cannot reinstate these features once you accept our offer.

The GWBL feature you have today ensures you can take withdrawals up to a maximum amount per year for life, regardless of how the investment options in your variable annuity contract perform. Several factors determine the amount of these annuity payments, including your benefit base and your age when you begin receiving payments.

Your GMDB feature guarantees that your beneficiaries will receive a minimum death benefit – regardless of market performance – at the time of your death.

Reasons you may want to accept our offer

Whether you should accept the offer depends on your personal financial circumstances. Accepting may be an appropriate option for you if:

•Increasing your account value is now more important than guaranteed benefits in the future

•You have alternative sources of retirement income

•You wish to reinvest the assets currently in your annuity

•You no longer want to pay the fees for the guarantees

Reasons you may want to keep your contract as is

•Your financial goals and needs have not significantly changed

•You need the guaranteed minimum payments for retirement income

•You want a guaranteed death benefit for your beneficiaries rather than an annuity account value that fluctuates according to your investments

How the offer works

If you accept our offer, AXA Equitable will:

1. Immediately increase your annuity account value per your allocation instructions on file.[4] What you do with it is entirely up to you. For example, if your contract is in an IRA, you can request a direct transfer to another IRA tax-free. If you accept this offer and your contract is currently subject to a withdrawal charge, a withdrawal charge will not apply to any withdrawals or exchange made no later than 30 days after the expiration date shown in the offer letter. See the prospectus supplement for all available options if you accept this offer.

Your offer amount will change each business day. For your current offer amount, call 866-638-0550 or visit your account at www.axa-equitable.com.

2. Cancel your GWBL and GMDB.

3. Stop future deductions of the GWBL and enhanced death benefit charges.[5]

4. Make your annuity’s account value the new death benefit.

Bear in mind, you can only accept the offer in its entirety – and you cannot revoke your acceptance once we’ve processed it.

Why we are making this offer

Simply put, the offer can benefit some contract holders and AXA Equitable. Contract holders whose needs have changed may now prefer this opportunity than having the guaranteed benefits. At the same time, our company benefits because the lump sum payments will be less than the amounts we’re currently setting aside to guarantee the benefits.

[4]	Please see the prospectus supplement for details. Exact amounts will vary by contract holder and day. The exact amount will depend on your annuity account value and current market conditions when we determine the amount to be added to your annuity account value. We will determine the actual offer amount and add it to your account on the business day we receive the properly completed offer acceptance. If there are any policy transactions on the day we receive your form, the offer amount will be calculated and added on the next business day.

[5]	Past GWBL and GMDB charges will not be refunded. If you keep your contract, other charges will remain unchanged even if they reflect a portion of the costs of the terminated benefits.

What is more important to you now – an increase in your account value or maintaining your guaranteed benefits?

How we determine the offer amount[6]

The offer amount is based on an actuarial calculation of the value of your GWBL and GMDB benefits. The calculation takes into account:

•The owner/annuitant’s life expectancy

•The current and projected annuity account value

•Current interest rates

•The current and projected GWBL/GMDB benefits

•Any withdrawals[7]

Note: The offer amount generally will be less than the difference between the annuity account value and the value of the guaranteed benefits.

[6]	For most contract owners the amount of the offer is the greater of (i) approximately 70% of the actuarial valuation of the GWBL and GMDB reserves; and (ii) two times the GWBL and GMDB annual charges based on the current benefit base. The actuarial calculation and assumptions are based on large blocks of business. We do not consider any individual’s health or their need for retirement income in making this offer. You must determine whether this offer makes sense in your individual circumstances.

[7]	For those contract holders who took an excess withdrawal (cumulative withdrawals in a contract year that exceed a specified limit) in any of the three contract years ending in 2012, or in the partial contract year from your contract anniversary in 2012 through December 31, 2012, and that excess withdrawal also equaled or exceeded 25% of the contract’s account value as of the contract date anniversary preceding the withdrawal(s), then the offer is the greater of: (i) approximately 25% of the actuarial valuation of the GWBL and GMDB reserve; and (ii) the GWBL and GMDB fee rates multiplied by the respective benefit base.

Weighing the benefits

You should carefully read all of the details of this offer. And while only you can make the decision, we strongly recommend that you discuss the offer with your legal, financial and tax professionals.

Some questions you may wish to consider include:

•	Is an increase in your account value more important than maintaining your guaranteed benefits?

•	Considering your other sources of retirement income, if you accept this offer will you have enough income in your retirement?

•	Do you intend to keep your contract long enough to take full advantage of your guaranteed benefits?

•	Do you expect to live long enough to take advantage of the GWBL?

•	Do you have an immediate need for more cash than you are able to currently withdraw from your contract without paying withdrawal charges or reducing your benefit base?

•	Will you change your mind? The guarantees cannot be reinstated once you accept the offer.

•	How important is it that you leave a minimum death benefit to your beneficiaries?

•	What are the tax implications if you accept the offer?[8]

•	Would you prefer to make a gift now to your loved ones or an organization you care about?

When considering an annuity exchange as part of the offer, you should evaluate the cost of completing the exchange including, but not limited to, assessing how you would be affected by the withdrawal charge period (as applicable) and other terms of the new annuity contract.

[8]	The offer amount we would add to your annuity account value would be treated as contract earnings for tax purposes. We believe that, as with other earnings, there will be no tax consequences until you take a withdrawal from or surrender your contract.

•	Amounts withdrawn from non-tax-qualified deferred annuity contracts are taxable as ordinary income to the extent there is gain in your variable annuity contract (value in excess of your tax basis). You can generally continue to defer taxation (for a period of time) by retaining your contract, or by exchanging your contract for another annuity contract in a tax-deferred 1035 exchange.

•	If your contract is an IRA, we believe that the amount added to your annuity account value would be treated as additional earnings and would not be taxable until withdrawn or surrendered.

•	Consult your tax advisor to see how these rules would apply to your situation.

Only you can decide which is more important to you right now.

Making your own best decision

Whether this offer makes sense for you ultimately depends on your individual financial situation. Only you can decide if keeping your guaranteed benefits or the ability to withdraw additional cash through an increase in your account value is more important to you now.

While financial professionals are not compensated based on the acceptance of the offer, they may receive payments that provide an incentive in recommending whether or not you should accept this offer.

Please review your annuity contract for information on its features, benefits or any deferral bonus that may apply and read all of the details of this offer in the enclosed prospectus supplement. It is also important that you discuss this opportunity with your financial, legal and tax professionals to ensure you are fully informed about what’s best for you and your loved ones.

For more information on this important offer

•Consult your financial professional

•Call AXA Equitable from 9 am to 5 pm ET at 866-638-0550

•Visit our offer website at www.axa-equitable.com

To accept the offer

•Act by the offer expiration date listed at the top of your accompanying letter

•Complete the Acceptance Form included in this mailing or that you can download at axa-equitable.com

•Return the properly completed Acceptance Form in the envelope provided, or fax it to 816-701-4960

•If you have online access to your account, simply go to axa-equitable.com and click “Guaranteed Benefit Offer Acceptance” and “Accept the Offer”

This material must be preceded or accompanied by the prospectus supplement describing details of this offer.

Please consider the charges, risks, expenses, and investment objectives carefully before purchasing a variable annuity. For a prospectus containing this and other information, please contact a financial professional. Read it carefully before you invest or send money.

Certain types of contracts, features and benefits may not be available in all jurisdictions. We offer other variable annuity contracts with different fees, charges and features. Not every contract is available through the same selling broker/dealer.

Please be advised that this document is not intended as legal or tax advice. Accordingly, any tax information provided in this document is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding penalties that may be imposed on the taxpayer. The tax information was written to support the promotion or marketing of the transaction(s) or matter(s) addressed and you should seek advice based on your particular circumstances from an independent tax advisor.

Guarantees described herein are subject to the claims-paying ability of AXA Equitable Life Insurance Company. The guarantees do not apply to the investment portfolios. Annuities are issued by AXA Equitable Life Insurance Company (NY, NY) and variable annuities are co-distributed by affiliates AXA Advisors, LLC and AXA Distributors, LLC. AXA Equitable Life Insurance Company, AXA Advisors, LLC and AXA Distributors, LLC do not provide tax or legal advice. Clients should consult their tax and legal advisors regarding their particular circumstances.

All contract and rider guarantees, including optional benefits and any fixed subaccount crediting rates or annuity payout rates, are backed by the claims-paying ability of AXA Equitable. They are not backed by the broker/dealer from which this annuity is purchased, by the insurance agency from which this annuity is purchased or any affiliates of those entities and none makes any representations or guarantees regarding the claims-paying ability of AXA Equitable.

Accumulator® is a registered service mark of AXA Equitable Life Insurance Company. Contract form numbers: ICC11BASE1, ICC11BASE2, ICC11BASE1-G-A/B, ICC11BASE2-G-A/B, ICC11BASE2-B-BL and any state variations.

GE 88459 (11/13)

BL

The Offer

At the time you purchased your AXA Equitable Accumulator variable annuity contract, you elected certain guaranteed benefits. For those whose financial circumstances have changed, we’re offering a new opportunity: an increase in your account value, in return for your agreement to cancel your guaranteed withdrawal benefit for life (GWBL) and your applicable guaranteed minimum death benefit (GMDB), which is either a standard death benefit[1] or an enhanced death benefit for which you pay an explicit fee.

If you decide to accept the offer, you may choose to withdraw up to the full amount (your annuity account value plus the offer amount) — without paying withdrawal charges[2] and you can stop paying the annual fees for these benefits[3].

You are not required to accept this offer or take any action under your contract. If you do not accept this offer, your contract and the guaranteed benefits you previously elected will continue unchanged.

Weighing Your Options

You should carefully read all details in the the prospectus supplement and brochure (links below) you received to determine whether accepting the offer makes sense for you. Once you accept our offer, you cannot reinstate the guaranteed benefits you currently have. And while no one but you can make the decision, we recommend that you discuss the offer with your legal, financial and tax professionals.

For more information, call AXA Equitable at 866-638-0550.

Learn more

1 The standard death benefit is a return of premiums adjusted for withdrawals

2 If you accept this offer and your contract is currently subject to a withdrawal charge, a withdrawal charge will not apply to any withdrawals or exchange made no later than 30 days after the expiration date shown in the offer letter. Withdrawals from your variable annuity contract are subject to income tax, and if taken before age 59 1⁄2 may be subject to tax penalties.

3 Past GWBL and GMDB charges will not be refunded. If you keep your contract, other charges will remain unchanged even if they reflect a portion of the cost of the terminated benefits.

Annuities are issued by AXA Equitable Life Insurance Company (AXA Equitable), New York, NY and are co-distributed by AXA Advisors. LLC and AXA Distributors, LLC. AXA Equitable, AXA Distributors and AXA Advisors are affiliated companies and do not provide legal or tax advice. An investment in a variable annuity involves investment risk, including possible loss of principal. Withdrawals from annuities are subject to normal income tax treatment and if taken prior to age 59 1⁄2 may be subject to an additional 10% federal income tax penalty. Withdrawals may also be subject to a contractual withdrawal charge. Guarantees are based on the claims paying ability of the issuing insurance company.

GE-89335 (11/13)

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